VIA EDGAR	June 26, 2019

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SANUWAVE Health, Inc.
Registration Statement on Form S-1 (File No. 333- 232170), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SANUWAVE Health, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333- 232170), as amended, to 4:30 p.m., Eastern Time, on June 28, 2019.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Murray Indick or Alexa Belonick, our counsel at Morrison & Foerster LLP, at (415) 268-7096 or (415) 268-7062, respectively.

Very truly yours,

SANUWAVE Health, Inc.

By:	/s/ Kevin A. Richardson II
Name:	Kevin A. Richardson II
Title:	Chief Executive Officer